Offering Memorandum: Part II of Offering Document (Exhibit A to Form C/ AR)

Eventcombo, Inc.
121 Newark Avenue 5th Floor
Jersey City, NJ 07302
www.eventcombo.com

Up to $484,412.13 in Series Seed-1 Preferred Stock at $1.14
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eventcombo, Inc.
Address: 121 Newark Avenue 5th Floor, Jersey City, NJ 07302
State of Incorporation: DE
Date Incorporated: September 28, 2015

Terms:

Equity

Offering Minimum: $9,998.94 | 8,771 shares of Series Seed-1 Preferred Stock
Offering Maximum: $484,412.13 | 424,923 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $1.14
Minimum Investment Amount (per investor): $249.69

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks**

Early Bird

Friends and Family - Day 5 to day 10 | 15% bonus shares

Super Early Bird - Day 10 to day 14 | 10% bonus

Early Bird Bonus - Day 14 to day 21 | 5% bonus shares

Volume

Tier 1 perk ($500+) - 2 Free Tickets per month for one year to an event of your choice ($100 ticket cap total)*

Tier 2 perk ($1000+) - 4 Free Tickets per month for one year to an event of their choice ($100 ticket cap total)*

Tier 3 perk ($5,000+) - 4 Free Tickets per month for one year to an event of their choice ($200 ticket cap per ticket)*

Tier 4 perk ($10,000+) - 5% bonus shares + host a single 6 Hour Virtual Event at no cost with a 1000 attendee limit. Plus 4 Free Tickets per month for one year to an event of their choice ($100 ticket cap total)*

Tier 5 perk ($25,000+) - Perk 4 + 10% bonus shares

Tier 6 perk ($50,000+) - Perk 4 + 15% bonus shares

All tickets are transferable but cannot be carried over to the following year.

**All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Eventcombo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred Stock at $1.23/share, you will receive and 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Eventcombo's technology allows organizations to host hyperlocal, dynamic virtual, in-person or hybrid events while consolidating the event experience into a single transaction. Organizers make more money, attendees get value and experience, merchants and brands get direct access to a captive audience.

Eventcombo operates a SaaS (Software as a Service) model where businesses pay Eventcombo to license and use its web based technology for their event management.

Event organizers create, modify, and manage their events through Eventcombo's software.

Attendees register for and buy tickets for events on Eventcombo.

Eventcombo generates revenue from organizers who pay to use Eventcombo + Eventcombo charges a nominal fee to attendees per ticket transaction.

Competitors and Industry

Eventcombo's competitors are 20 year old legacy platforms such as Cvent and Eventbrite. The event industry is primarily stuck with older technologies. As a result, the market is hungry for a new and evolved solution. Hence our tailwind driven momentum/traction.

The event industry has two types of platforms: in-person and virtual. Some platforms sell their services for "hybrid" events but upon analysis, you can determine they are only in-person or virtual but not both. Eventcombo is both in-person and virtual as it has an in-person registration and event management capability and Eventcombo has built its very own in-house virtual streaming service called Fireworks.

Therefore, making it unique, Eventcombo's technology provides software solutions for virtual, hybrid and in-person events.

Eventcombo operates in the event industry and serves customers in the enterprise, associations, universities, non profits and community-based events.

Current Stage and Roadmap

Eventcombo is post revenue and in growth stage.

In addition to our existing, robust state of the art platform, we have introduced our Fireworks product, disrupting the seismic shift in virtual and hybrid events. To leverage the opportunity, we are establishing new B2B partnerships with event production firms and event organizers.

Our existing event management software technology is very advanced and sophisticated having been in the market for a number of years.

Our next set of milestones include continuing to enhance and refine our newly launched Fireworks solution for virtual and hybrid events. As this new market grows, our virtual and hybrid service shall grow with the market.

As part of this fundraise, we plan to achieve increased relationships with B2B enterprises to experience additional revenue and market expansion.

The Team

Officers and Directors

Name: Saroosh Gull

Saroosh Gull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 28, 2015 - Present
  Responsibilities: Responsibilities are to oversee and provide guidance to sales operations, oversee engineering + product development, oversee marketing operations, oversee client relationships, manage direct reports, and provide investor relations. Saroosh does not currently take any salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-1 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed-1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the event, media or travel software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the event industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online event management for in-person, virtual and hybrid events. Our revenues are therefore dependent upon the market for online event management for in-person, virtual and hybrid events.

Minority Holder; Securities with No Voting Rights

The Series Seed-1 Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment, we may not be able to locate or attract qualified individuals for such positions when we need them. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As any internet-based business, we may be vulnerable to hackers who may breach our systems. Further, any significant disruption in service on Eventcombo, Inc. or in its systems could reduce the attractiveness of the platform and result in a loss of users and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eventcombo, Inc. could harm our reputation and materially negatively impact our financial condition and business.

There are several potential competitors who are better positioned than we are to take the majority of the market

The event industry is well-developed and highly competitive. There are several large and established companies with the engineering talent, economic resources and relationships needed to develop a competitive product. Many of these platforms also have well-recognized brand names and established relationships that could enable them to successfully market and sell a competitive product. The advantage they will have because of their scale and network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current or future products could have a latent design flaw or defect

Our new products could fail to achieve the sales traction we expect Our growth projections are based on an assumption that we will be able to successfully launch a competitively priced product and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing a superior product following this offering and the private placement that we are conducting concurrently. Due to possible unforeseen considerations or unforeseen market conditions outside of our control, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including web hosting, email hosting, cloud hosting. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their service that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in any of our partner's operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on the timely payment of accounts receivable by our clients, some of whom may go out of business with debts outstanding to us

We offer monthly payment plans and split payment agreements to our clients. If in such a case a client were to default on their invoiced amount due to us, we may be at risk for revenue loss. Moreover, even if a client does not go out of business, clients could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our clients could leave us with an unexpected reduction of cash and a diminished ability to sell services in the market. This could curtail our growth and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Saroosh Gull	10,000,000	Common Stock	45.45
Saroosh Gull	846,912	Series Seed Preferred Stock	45.45

The Company's Securities

The Company has authorized Common Stock, Class B Common Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 424,923 of Series Seed-1 Preferred Stock.

Common Stock

The amount of security authorized is 28,750,000 with a total of 14,281,347 outstanding.

Voting Rights

1 voter per share

Material Rights

The total amount outstanding on a fully diluted basis (14,281,347) includes 12,000,001 shares issued, 2,097,333 shares to be issued pursuant to outstanding stock options and 184,013 shares to be issued pursuant to outstanding warrants.

Class B Common Stock

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 9,850,000 with a total of 9,579,647 outstanding.

Voting Rights

1 vote per share

Material Rights

Liquidation & Dissolution Preference: in the event of liquidation or dissolution, holders of shares of Preferred Stock will be entitled to any payments before the holders of Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,250,000 with a total of 47,348 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

Liquidation & Dissolution Preference: in the event of liquidation or dissolution, holders of shares of Preferred Stock will be entitled to any payments before the holders of Common Stock.

What it means to be a minority holder

As a minority holder of Series Seed-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $930,500.00
  Use of proceeds: sales and tech build out
  Date: July 23, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $255,000.00
  Number of Securities Sold: 1,021,756
  Use of proceeds: marketing and sales
  Date: August 15, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,587.50
  Number of Securities Sold: 47,348
  Use of proceeds: StartEngine Platform Fees 3.5% of funds Marketing 50% of funds Increase sales and marketing to fuel growth Research & Development 28.5% of funds To continue innovation to advance growth Operations 18% of funds To increase support infrastructure to fulfill demand+growth
  Date: May 06, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity

Final amount sold: $200,000.00
Number of Securities Sold: 809,870
Use of proceeds: marketing and sales
Date: December 25, 2020
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

1. For 2018 and 2019, we experienced growth based on our sheer market demand without any investment in sales or marketing.

2. While we previously operated on an accrual basis, in 2019, we shifted to a cash basis. Due to this, it appears to show 10% less growth from 2018 to 2019, when in fact we experienced approx. 20% growth from 2018 to 2019.

3. While revenue grew from 2018 to 2019, we maintained a lower margin of profit to fuel this growth, showing our margins decreasing to approx. 6%. This short-term strategy helped to secure long-term gains and position us for 20% margins in 2020 and beyond.

4. For 2020, even with the event industry shut down due to Covid and shift to virtual, we achieved growth by reaching approx. $970K in gross revenues. We achieved this growth over 2019 with continued minimal resources.

Specifically, revenue for the calendar year 2020 was $967,830 about 15% higher compared to the calendar year 2019 revenue of $818,795. We were able to achieve this as a result of more focus and demand within the US market during Covid for virtual events. The Cost of sales in 2020 was $891,202, an increase of approximately $117,990, from costs of $773,212 in the calendar year 2019. The increase was due to an increase in our overall gross revenue. 2020 gross profit increased by approximately 65% to $76,627 over 2019 gross profit of $45,582, which is a result of increased overall gross revenues. The Company's cost of operations was maintained as lean operating expenses consisted of $228,332 in 2020, which increased from $173,590 in 2019.

Historical results and cash flows:

1. Our development costs were our largest area of expenditure. Since our product's scalability is most important to our business, we invest largely into technology.

2. Going forward, besides technology, our most important area for cash investment is in sales and marketing. As our product is sophisticated, we have to educate and create awareness in the marketplace. Sales and marketing is above all, our core focus for 2021 and beyond.

3. We previously generated cash from investment and from sales of our services. We require investment to fuel our growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have approximately $125K Cash on hand and there is less than $15K overall debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have sufficient funds for a runway. The funds from this campaign will be used to fuel our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary to the viability of the company. The funds from this campaign are a part of our growth plan and will be utilized to implement the next stages of our sales and marketing strategy to scale.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We have existing income from the business to continue operating at our current OpEx ($40K/month). Our runway extends out to approx. 6 months with the mini goal.

How long will you be able to operate the company if you raise your maximum funding

goal?

Our runway will increase to approx. 12 months assuming a monthly OpEx of $40K–$75K. Considering the business generates revenue on top of the $40K/month OpEx derived from the max raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise a large Series A in the future.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $27,255,509.88

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

The Company set its valuation internally, without a formal-third party independent evaluation. We considered:

1. The sheer market size is large and growing. Based on recent comparable companies having raised at even larger valuations:

Airmeet raised at a ~$38M valuation in its Series A round in 2020.

Source: pitchbook and https://techcrunch.com/2020/09/15/virtual-events-platform-airmeet-raises-12m/

Run the World raised at a ~$51M valuation in its Series A in 2020.

Source: pitchbook and https://techcrunch.com/2020/05/21/virtual-events-startup-run-the-world-just-nabbed-10-8-million-from-a16z-and-founders-fund/

Hopin raised at a 244.88M valuation in a series A seed round and a 2.1B valuation in its series B round in 2020.

Source: pitchbook and https://techcrunch.com/2020/06/25/hopin-raises-40m-series-a-as-its-virtual-events-business-accelerates/

https://www.theinformation.com/articles/virtual-events-startup-hopin-discusses-valuation-as-high-as-2-billion-in-new-round

2. None of these platforms have an in-person event management software capability. Eventcombo has an in-personal event management capability.

3. Based on our analysis of market trade publications and data retrieved from PitchBook, we found that the existing competitors in the space are ahead of us in the following categories and their valuations and revenue reflect these below estimates as compared to our company:

Hopin | Eventcombo

Employees: 200 | 20

2020 February Revenue Trajectory and Valuation $1.5M ARR ($244.88M valuation) | $1M ARR ($27M valuation)

Product: Early stages, virtual-only | In-Person + Virtual v0.1

Sources: Above articles, Pitchbook and LinkedIn

Airmeet | Eventcombo

Employees: 138 | 20

Revenue at September 2020 funding and Valuation $1.5M ARR ($38M valuation) | $1M ARR ($27M valuation)

Product: Early Stages, virtual-only | In-Person + Virtual v0.1

Sources: Above articles, Pitchbook and LinkedIn

Runtheworld | Eventcombo

Employees: 52 | 20

Revenue at time of initial funding and Valuation: $1M ARR ($51M valuation) | $1M

ARR ($27M valuation)

Product: Early Stages, virtual-only | In-Person + Virtual v0.1

Sources: Above articles, Pitchbook and LinkedIn.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  increasing sales and marketing to fuel grow

- *Research & Development*
  28.5%
  To continue innovating technology and advancing growth

- *Operations*
  18.0%
  Increase support infrastructure to manage the existing+growing demand

If we raise the over allotment amount of $484,412.13, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Increase sales and marketing to fuel growth

- *Research & Development*
  28.5%
  To continue innovation to advance growth

- *Operations*
  18.0%
  To increase support infrastructure to fulfill demand+growth

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eventcombo.com (We will create an investor relations section on eventcombo.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eventcombo-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eventcombo, Inc.

[See attached]

EVENTCOMBO, INC.

(a Delaware corporation)

Unaudited Financial Statements for the calendar

Years Ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 26, 2021

To: Board of Directors, EVENTCOMBO, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of EVENTCOMBO, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

EVENTCOMBO, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 269,262	$ 47,113
Total current assets	269,262	47,113
Total Assets	$ 269,262	$ 47,113

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 0	$ 0
Line of credit	12,386	15,732
Total Current Liabilities	12,386	15,732
Total Liabilities	12,386	15,732

SHAREHOLDERS' EQUITY		
Common Stock (12,000,001 and 12,000,001 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	171,203	171,203
Series Seed Preferred Stock (9,579,647 and 8,778,272 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	1,389,246	1,014,297
Retained deficit	(1,303,573)	(1,154,119)
Total Shareholders' Equity	256,876	31,381
Total Liabilities and Shareholders' Equity	$ 269,262	$ 47,113

EVENTCOMBO, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 967,830	$ 818,795
Less: cost of goods sold	891,203	773,213
Gross profit	76,627	45,582
Operating expenses		
Selling, general and administrative	217,263	163,580
Marketing	6,051	10,000
Total operating expenses	223,314	173,590
Net Operating Income (Loss)	(146,687)	(128,008)
Interest income (expense), net	(2,767)	0
Beneficial feature of convertible note conversion	0	283,681
Tax provision (benefit)	0	0
Net Income (Loss)	$ (149,454)	$ 155,673

EVENTCOMBO, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Series Seed Preferred		Retained	Total Owners'
	# of shares	$	# of shares	$	Earnings/(Deficit)	Equity
Balance as of January 1, 2019	**12,000,001**	**171,203**	**0**	**0**	**$ (1,309,792)**	**$ (1,138,589)**
Issuance of preferred stock			1,012,756	255,000		255,000
Conversion of convertible notes into Series Seed Preferred Stock			7,756,516	759,297		1,208,465
Net income (loss)					155,673	(502,877)
Balance as of December 31, 2019	**12,000,001**	**$ 171,203**	**8,778,272**	**$ 1,014,297**	**$ (1,154,119)**	**$ 31,381**
Issuance of preferred stock			809,870	374,949		374,949
Net income (loss)					(149,454)	(149,454)
Balance as of December 31, 2020	**12,000,001**	**$ 171,203**	**9,579,647**	**$ 1,389,246**	**$ (1,303,573)**	**$ 256,876**

EVENTCOMBO, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (149,454)	$ 155,673
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Less: Beneficial feature of convertible note conversion	0	(171,203)
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	0	54,954
Increase (Decrease) in interest payable	0	(277,964)
Increase (Decrease) in accounts and credit cards payable	0	(13,268)
Net cash used in operating activities	(149,454)	(251,808)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from issuance of convertible notes	0	0
Proceeds from the issuance of preferred shares	374,949	255,000
Proceeds/(repayment) of line of credit	(3,346)	(3,394)
Net change in cash from financing activities	371,603	251,606
Net change in cash and cash equivalents	222,149	(202)
Cash and cash equivalents at beginning of period	47,113	47,315
Cash and cash equivalents at end of period	$ 269,262	$ 47,113

EVENTCOMBO, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

EVENTCOMBO, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on September 25, 2015. The Company operates an online event hosting software platform.

Since Inception, the Company has relied on securing convertible loans, capital contributions and product sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. In 2020, the world economy suffered a global slowdown while dealing with the COVID-19 pandemic. The Company's business may also be affected during this time.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $269,262 and $47,113 of cash on hand, respectively.

Fixed and Long-Lived Intangible Assets

Property, equipment and intangible assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method based on the useful life of software, patents and copyrights. Other intangibles such as goodwill are not amortized but rather tested for impairment. Amortization of software development costs are discussed below.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019, the Company had no fixed or intangible assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the use of its software platform and earns fees paid for by customers. The Company records revenues based on event tickets sold and recognizes cost of sales according to the payouts to the event hosts.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the

Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has long-term convertible notes outstanding during 2019 and 2018. As of December 31, 2020, 2019 and 2018, the Company had balances of $0, $0 and $930,500, respectively. All of the convertible notes accrued interest at a rate of 10 percent. Of the $930,500 balance as of December 31,

2018, $796,500 had a conversion cap of $2,000,000 on their conversion. The remainder had a conversion cap of $4,000,000. As of July 15, 2019, all of the convertible notes principal and accrued but unpaid interest converted into 7,756,516 shares of Series Seed Preferred Stock.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company had 12,000,001 shares of common stock outstanding as of December 31, 2020 and 2019. In 2020, the Company issued 809,870 shares of preferred stock in an offering that raised $200,000. Only the founder and chief executive, Mr. Saroosh Gull beneficially owns more than 20 percent of the equity of the Company on a fully diluted basis.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have any transactions among related parties aside from those occurring within the normal course of business.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.